                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


In the Matter of           )
NiSource Inc. et al.       )
                           )                 File No. 70-9551
(Public Utility Holding    )
Company Act of 1935)       )


                           CERTIFICATE OF NOTIFICATION

         This Certificate of Notification is filed by NiSource Inc. ("NiSource"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), its non-utility subsidiary, IWC Resources Corporation ("IWCR"), and certain subsidiaries of IWCR(1) which, together with IWCR, are referred to herein as the "Water Utilities," in connection with the divestiture of the Water Utilities' assets and business by NiSource in accordance with the terms of the Commission's orders in this proceeding dated October 30, 2000 (Holding Co. Act Release No. 27263) and April 29, 2002 (Holding Co. Act Release No. 27525). NiSource and the other applicants hereby certify to the Commission pursuant to Rule 24 under the Act that:

a. On April 25, 2002, IWCR's subsidiary, Indianapolis Water Company ("IWC"), sold its 52% partnership interest in White River Environmental Partnership ("WREP") to LAH White River Corporation and JMM White River Corporation for $8 million in cash;

b. On April 30, 2002, the assets, properties and rights of the Water Utilities (other than WREP) were sold to the City of Indianapolis, Indiana, for a total purchase price of approximately $603 million (including certain obligations of the Water Utilities that were assumed by the purchaser), which is subject to adjustment based on certain contingencies;

c. The proceeds of the aforementioned sales were contributed by the Water Utilities to the capital of NiSource Finance Corp. ("NiSource Finance"); and

d. NiSource Finance issued and the Water Utilities acquired an aggregate of approximately 650,000 shares of preferred stock of NiSource Finance in consideration of the contribution by the Water Utilities of the proceeds of the aforementioned sales to the capital of NiSource Finance, which is also subject to adjustment if there is any adjustment to the purchase price for the Water Utilities' assets.

--------

1        The subsidiaries of IWCR are Indianapolis Water Company, Harbour Water
Company, Liberty Water Company, Irishman's Run Acquisition Corp., The Darlington Water Works Company, IWC Morgan Water Corporation, and White River Environmental Partnership.

                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

                                  NISOURCE INC.


                                        By: /s/  Jeffrey W. Grossman
                                                 -----------------------------
                                        Name:    Jeffrey W. Grossman
                                        Title:   Vice President and Controller
                                        Title:   Corporate Secretary


Date:  July 8, 2002

                                       2